EXHIBIT (A)(16)



                                                    Translation of Advertisement
                                          Published on El Mercurio Sunday 3/7/99


                         OFFER TO PURCHASE ENDESA SHARES

Duke Energy International L.L.C. has stated its intent of purchasing 51% of the Endesa shares. To this end, it has offered to purchase in Chile, from Chilean shareholders, a total of 3,680,947,436 shares at a price of Ch$ 250 per share.

Duke Energy International is an affiliate company of Duke Energy Corporation, an American company with activities in more than 50 countries, in the areas of production, commercialization and transportation of energy. Its STOCK EXCHANGE VALUE is 23,000 million dollars. In 1998 it obtained net profits of 1,252 million dollars.

Banchile Stock Brokers, an affiliate company of Banco de Chile, has been designated by Duke Energy International to manage the commercial and operational aspects of this offer, which includes receiving the sales orders of the Chilean shareholders and to carry out the purchase of the shares through the auction system of the Santiago Stock Exchange.

RECEPTION OF SALE ORDERS

The shareholders that wish to sell their Endesa shares in the aforementioned auction, must previously sign a sales order.

The reception of sales orders is taking place as of March 4, 1999, and will end at 12 hours of the fifth stock exchange working day prior to the date of the auction.

To this effect, Banchile Stock Brokers has a broad coverage of service on a national level.

The sales order is revocable up to 18 hours of the second stock exchange working day prior to the date of the auction.

ESSENTIAL CONDITIONS FOR THE AUCTION TO TAKE PLACE

The offer is made under the condition that the next Extraordinary Shareholders Meeting of Endesa, that shall take place on April 8, approves the increase on the shareholder concentration limit is increased from 26 to 65 per cent.

Also the offer shall be subject to, that on the date of the auction, the sale offers received in Chile, permit Duke Energy International to purchase at least 3,680,947,436 shares.


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PRORATE SYSTEM

In the event that the total number of shares that are offered for sale in the auction is higher than the one offered to buy, the purchase shall be carried out prorate. This system guarantees fairness condition for all the shareholders, independently of the number of shares they own.

More details on the transaction as well as other conditions for the auction to take place, are on the Notice of Purchase Offer of Shares of Empresa Nacional de Electricidad S.A. in Auction, published on the El Mercurio newspaper, on February 25, 1999 and which you can find on our internet page.





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